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FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME ENTERS AGREEMENT WITH VIANEX S.A. TO COMMERCIALIZE BRINAVESS IN GREECE

Vancouver, Canada, March 28, 2014 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that Cardiome International A.G., a subsidiary of Cardiome Pharma Corp., has entered into an agreement with VIANEX, S.A., headquartered in Erythrea, Greece, for the commercialization and distribution of BRINAVESS™ (vernakalant IV) in Greece. Under the terms of the agreement, VIANEX has agreed to specific annual commercial goals for BRINAVESS.

"We are pleased to expand our relationship with VIANEX to include BRINAVESS in addition to AGGRASTAT," said Karim Lalji, Cardiome's Chief Commercial Officer. "Given the strong relationship that was already in place with Correvio prior to Cardiome's acquisition of the company, it made sense to expand the alliance to include BRINAVESS. VIANEX achieved impressive results with AGGRASTAT in this challenging market, and we strongly believe it has the ability to duplicate those results with BRINAVESS. Greece is a key growth market for BRINAVESS where pharmacological cardioversion plays a significant role in the management of patients with recent-onset atrial fibrillation (AF). "

"We are excited to expand our relationship with Cardiome and include BRINAVESS in our product offerings," said Paul Giannacopoulos, VIANEX's Chairman and CEO. "BRINAVESS is a great fit in our well established hospital products line, and we are delighted that Cardiome has given us the opportunity and trust to commercialize and deliver to our hospital customers such an important therapeutic option for the rapid treatment of patients suffering from recent-onset AF."

The initial term of this commercial agreement is for the duration of three years, and is renewable for another three year term thereafter. Financial details of the agreement have not been disclosed.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in Acute Coronary Syndrome patients.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About VIANEX S.A.
VIANEX is a worthy exponent of the Greek industrial and commercial creativeness, in its sector. Having unique productive capabilities and a workforce of more than 1.100 employers, it covers the entire spectrum of manufacturing and distributing pharmaceuticals products and continuously upgrades the range of the services rendered to the market. Its financial strength, as it is depicted yearly by its impressive economic results and investments, places VIANEX among the most reliable and efficient companies in Greece. The innovativeness of the Company's culture as well as the implementation of a large-scale investment programme, allow VIANEX to creatively plan for new strategic alliances of international orientation.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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